UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

TITAN MACHINERY INC.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

88830R101

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This filing reflects the reporting person’s passive investor status and converts his filing from prior Schedule 13D (and amendments) filings to this Schedule 13G filing.

CUSIP No. 88830R101		13G

1.	Names of Reporting Persons David J. Meyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,887,120 (includes 100,000 shares which may be purchased upon exercise of currently exercisable stock options)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,887,120 (includes 100,000 shares which may be purchased upon exercise of currently exercisable stock options)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,887,120 (includes 100,000 shares which may be purchased upon exercise of currently exercisable stock options)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.8%(1)

12.	Type of Reporting Person (See Instructions) IN

(1) The percentage is based upon 20,785,215 shares of common stock outstanding as of November 30, 2011, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 9, 2011, and includes 100,000 shares which may be purchased by Mr. Meyer upon exercise of currently exercisable stock options.

Item 1.
	(a)	Name of Issuer Titan Machinery Inc.
	(b)	Address of Issuer’s Principal Executive Offices 644 East Beaton Drive; West Fargo, ND 58078-2648

Item 2.
	(a)	Name of Person Filing David J. Meyer
	(b)	Address of Principal Business Office or, if none, Residence 644 East Beaton Drive; West Forgo, ND 58078-2648
	(c)	Citizenship U.S.A.
	(d)	Title of Class of Securities Common Stock, $0.00001 par value
	(e)	CUSIP Number 88830R101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,887,120 (includes 100,000 shares which may be purchased upon exercise of currently exercisable stock options)
(b) Percent of class: 13.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,887,120 (includes 100,000 shares which may be purchased upon exercise of currently exercisable stock options)
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 2,887,120 (includes 100,000 shares which may be purchased upon exercise of currently exercisable stock options)
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2012
Date
/s/David J. Meyer
Signature
David J. Meyer
Name/Title